        EDWARDS ANGELL PALMER & DODGE LLP

        111 Huntington Avenue, Boston, MA 02199-7613

        Matthew C. Dallett

        617.239.0303

        fax 617.316.8424

        mdallett@eapdlaw.com

April 18, 2007

VIA EDGAR

Securities and Exchange Commission
Attn: Michele Anderson, Esq.
Office of Telecommunications
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	DSL.net, Inc. -- Withdrawal of post-effective amendment filed April 2, 2007 to Registration Statement No. 333-89886

Dear Sir or Madam:

DSL.net, Inc. hereby withdraws the post-effective amendment referred to above.  DSL.net has been informed by the staff of the Division of Corporation Finance that the post-effective amendment to the above registration statement that DSL.net filed on March 28, 2007 was declared effective on March 30, 2007; accordingly, the April 2, 2007 post-effective amendment was superfluous.

Very truly yours,

/s/  Matthew C. Dallett

Matthew C. Dallett
Attorney-in-fact